03007958

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Schumaberg International Inc

*CURRENT ADDRESS 1300, 510 - 5th St S.W
Calgary, Alberta
T2P 3S2

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2003
THOMSON FINANCIAL

FILE NO. 82- 34712 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS
DAT : 4/9/03

82-34712

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

AR/S
12-31-02

INCORPORATED AS PART: ______ **Schedule A**

X **Schedule B and C**

ISSUER DETAILS		
Name of Issuer	For Year Ended	Date of Report YY/MM/DD
Schwanberg International Incorporated	**Dec 31, 2002**	**2003-03-05**
Issuer's Address	*Issuer's Fax No.*	*Issuer's Telephone No.*
1300, 510- 5th St S.W. Calgary, Alberta T2P 3S2	**(403)262-4019**	**(403)261-3634**
Contact Person Savi Franz	*Contact's Position* *Controller*	*Contact's Telephone No.* (403) 261-3634
Contact Email Address schwanberg@shaw.ca	*Web Site Address* None	

CERTIFICATE		
The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.		
Director's Signature **"Burkhard Franz"**	*Print Full Name* Burkhard Franz	*Date Signed* YY/MM/DD **2003-03-05**
Director's Signature **"Ralph Englund"**	*Print Full Name* Ralph Englund	*Date Signed* YY/MM/DD **2003-03-05**

SCHEDULE B

SCHWANBERG INTERNATIONAL INCORPORATED
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2002

1. Administration costs amounted to $161,856 for the year and were significantly higher in 2001. However in 2001 the Administration costs were $ 271,382. The high costs in 2001 relates to the proposed acquisition in 2001.

2. **Related Party Transactions**

   For period ended December 31, 2002 $45,000 (2001 - $48,000) was paid to Savi Franz an employee, major shareholder of the company. Amounts due is $39,799. are without specific terms of repayment and non-interest bearing.

   On September 30th, 2002 Savi Franz loaned the Company $45,000 without interest to be paid by September 2003. The Company issued a Promissory note which is governed and construed in accordance with the laws of the Province of Alberta, Canada.

3. **Summary of Securities issued and options granted during the Year**

   (a) Securities Issued 3,893,540 Common Shares

   (b) Option Granted – 250,000 Options were granted to Edward C. Kozowy on September. The Options expires September 30, 2004. The provisions of the Option are as follows: 125,000 Shares to be exercised within 6 months from the date of issuance, September 30, 2002 and the remaining 125,000 Shares 12 months from the date hereof.

4. **Summary of Securities as at the end of the reporting period**

   (a) Authorized: Unlimited Common Shares without par value

   (b) Issued and outstanding: 11,706,718

   (c) Options and Warrants: 250,000 Options

   (d) Escrow shares: None

5. **Directors and Officers:** Bruce Cottingham – Director
   Burkhard Franz – President/Director
   Ralph Englund – Director
   Savi Franz –Secretary/Director

FORM 51
SCHEDULE C: MANAGEMENT DISCUSSION

TO THE SHAREHOLDERS OF SCHWANBERG INTERNATION INCORPORATED

For the year ended December 31, 2002 the Company generated a loss of $139,117 from operations as compared to $232,424 for year ended December 31, 2002. The main reason attributable to the reduction of the loss is due to the purchase of Lanex Resources Inc. which had an effective date of July 1, 2002 and which generated revenues for the 6 months.

Loss per share is $0.02

Liquidity and Capital Reserves

The Company's working capital as at December 31, 2002 was $(57,920). For the purpose of calculating the working capital the company has excluded the bank loan of $270,000 since the Alberta Treasury Branches regard the loan as long term even though it is demand in nature. The reason for this deficit was due to the drilling activities that occurred in November and December, 2002. As at December 31, 2002 the Company had $446,279 in treasury. Pursuant to an Agreement signed by Computer Pundits, the Company loaned Computer Pundits $75,000 US in relation to a demand promissory note in 2001. The Company after several attempts to recover the funds from Computer Pundits, the Company filed a claim to recover the full amount. The Company settled for payment of $56,000 US in October 2002, which has been received.

Outlook for the Year Ending December 31, 2002

The Company completed the Acquisition of Lanex Resources Inc. and Macroplus Energy Inc of Calgary with an effective date of July 1, 2002. Lanex Resources is engaged in the exploration, development and production of crude oil and natural gas in Western Canada. Lanex holds varying working and royalty interests in 11.5 sections of land in Townships 34 and 35 Ranges 2 and 3. The Company has completed the drilling of the two well development program at the Garrington, Alberta. Lanex is the operator and has ten per cent interest in the two wells. The previously suspended 14-23-34-3W5 Viking well was re-stimulated and is now producing at 18bbl/d. The previously suspended Viking oil well at 6-6-35-2w5 was deepened and cased for potential Pekisko and Lower Mannville gas based upon gas shows and open hole log data. The completion of the 6-6-35 3W5 well will take place soon. Both wells are already tied into Lanex operated compression and treating facilities.

Risk Factors

The Company and its securities should be considered a highly speculative investment and investors should carefully consider all of the information before making an investment in the Company. The Company's limited operating history makes it difficult to predict how its business will develop and its future operating results.

Events Subsequent to December 31, 2002

Lanex has signed a farmout agreement with an aggressive Intermediate shallow gas operator which will result in at least one and potentially two new shallow gas well in the first quarter of 2003. Final preparations are being made to accommodate this new gas into Lanex's facilities. Lanex will have several participation options available while drilling these wells. This program will be very attractive for Lanex based on the utilization of existing Lanex facilities infrastructure and generation of additional processing and gathering income. The Company will continue to focus its attention on oil and gas acquisitions, exploration and development.

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders
of Schwanberg International Incorporated

We have audited the consolidated balance sheets of Schwanberg International Incorporated as at December 31, 2002 and 2001, and the consolidated statements of loss and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada — "Morgan & Company"

February 20, 2003 — Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF ACPA INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31 2002	2001
ASSETS		
Current		
Cash	$ **446,279**	$ 315,663
Accounts receivable	**569,252**	3,015
Income tax receivable	**14,269**	-
Prepaid expenses and deposits	**20,154**	-
	1,049,954	318,678
Advances Receivable (Note 3)	**-**	133,515
Property, Plant And Equipment (Note 4)	**1,028,166**	-
	$ **2,078,120**	$ 452,193
LIABILITIES		
Current		
Bank indebtedness (Note 6)	$ **270,000**	$ -
Accounts payable and accrued liabilities	**1,023,095**	45,556
Payable to related parties	**84,779**	6,000
	1,377,874	51,556
Future Income Taxes	**181,600**	-
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	**1,265,742**	966,711
Contributed Surplus	**138,759**	138,759
Deficit	**(885,855)**	(704,833)
	518,646	400,637
	$ **2,078,120**	$ 452,193

Approved by the Directors:

"Burkhard Franz"
Director

"Savi Franz"
Director

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	YEARS ENDED DECEMBER 31 2002	2001
Income		
Oil and gas revenue	$ 94,523	$ 61,340
Interest	3,825	17,033
	98,348	78,373
Cost Of Production		
Operating expenses	46,430	28,337
Royalties	-	6,095
Depletion	29,179	1,202
Provision for future site removal and restoration	-	3,780
	75,609	39,414
	22,739	38,959
Administrative Expenses		
Bank charges and interest	7,162	803
Office facilities and services	28,003	17,618
Professional fees	46,647	175,411
Promotion and travel	16,171	10,694
Telephone	4,841	4,720
Regulatory	10,268	12,714
Transfer agent	2,913	3,423
Depreciation	514	-
Management fees	45,000	46,000
Consulting fees	337	-
	161,856	271,383
Loss For The Year Before The Following	139,117	232,424
Write Down Of Advances Receivable (Note 3)	46,155	-
Gain On Sale Of Resource Properties	-	(20,862)
Loss Before Income Taxes	185,272	211,562
Future Income Taxes (Recovery)	(4,250)	-
Net Loss For The Year	181,022	211,562
Deficit, Beginning Of Year	704,833	493,271
Deficit, End Of Year	$ 885,855	$ 704,833
Basic And Diluted Loss Per Share	$ 0.02	$ 0.03
Basic And Diluted Weighted Average Number Of Shares	9,835,433	7,813,178

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31 2002	2001
Cash Flows From Operating Activities		
Loss for the year	$ (181,022)	$ (211,562)
Add: Items not involving cash:		
Depletion and depreciation	29,693	1,202
Future income tax (recovery)	(4,250)	-
Provision for future site removal and restoration	-	3,780
Gain on disposal of resource properties	-	(20,862)
Write down of advances receivable	46,155	-
	(109,424)	(227,442)
Change in non-cash working capital items:		
Accounts receivable	(353,661)	(14,889)
Accounts payable and accrued liabilities	685,977	(594)
Income tax payable	(48,831)	-
Prepaid expenses and deposits	(8,400)	-
	165,661	(14,295)
Cash Flows From Investing Activities		
Advances receivable	87,360	171,103
Oil and gas property acquisitions	(61,326)	-
Purchase of capital assets	(1,862)	-
Acquisition of subsidiary, net of cash acquired	(607,996)	-
	(583,824)	171,103
Cash Flows From Financing Activities		
Net proceeds on disposal of resource properties	-	120,000
Shares issued for cash	200,000	-
Bank indebtedness	270,000	-
Payable to related parties	78,779	-
	548,779	120,000
Increase In Cash	130,616	77,956
Cash, Beginning Of Year	315,663	237,707
Cash, End Of Year	$ 446,279	$ 315,663

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended December 31, 2002, the Company issued 193,540 common shares to settle accounts payable of $29,031.

During the year ended December 31, 2002, the Company issued 700,000 common shares at a fair value of $0.10 per share as part consideration for the acquisition of Lanex Resources Inc.

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company's business consists of the exploration and development of petroleum and natural gas properties in western Canada. These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. The Company has a working capital deficiency of $372,920.

The Company's ability to continue as a going concern is dependent upon successful completion of additional financing, continuing support of creditors and upon its ability to attain profitable operations. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, 650256 Alberta Ltd., Macroplus Energy Inc. and Lanex Resources Inc., which have interest in several producing petroleum and natural gas properties in Saskatchewan and Alberta.

b) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, accounts receivable, bank loans, accounts payable and due to shareholders, and their fair value approximates their carrying value, since they are short tem in nature and are receivable or payable on demand.

c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

d) Equipment and Amortization

Equipment is recorded at cost and amortized on the declining balance basis at the rate of 30% per annum for computer equipment and at the rate of 20% per annum for office equipment.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Oil and Gas Property Interests

The Company follows the full cost method of accounting, whereby all costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include acquisition costs, geological and geophysical costs, development costs of both productive and unproductive wells, plant and equipment costs, administration costs reasonably allocable to these activities, and capitalized interest. Proceeds received from the disposition of oil and natural gas properties are accounted for as a reduction to the capitalized costs unless this treatment would result in a significant change in the rate of depletion in which case the gain or loss would be reported in earnings.

Capitalized costs are depleted and depreciated using the unit-of-production method, based on gross proved oil and natural gas reserves as determined by independent engineers. For purposes of the depletion and depreciation calculation, natural gas reserves are converted to oil equivalent unit of measure based on relative energy content. The carrying values of undeveloped properties would be excluded from the depletion and depreciation calculation.

The Company annually applies a ceiling test to capitalized costs, net of accumulated depletion and depreciation, to ensure these do not exceed the estimated undiscounted value of future net revenues from proved oil and natural gas reserves, based on year-end prices and costs, adjusted for estimated future general and administrative expenses, abandonment and site restoration costs, financing costs and income taxes. The Company periodically reviews the costs associated with undeveloped properties to determine whether the costs will be recoverable. An impairment allowance is made if the results of the review indicate an impairment has occurred.

f) Income Taxes

The Company uses the liability method of accounting for future income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted, or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carryforwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

g) Future Site Removal and Restoration Costs

Estimated future site removal and restoration costs are provided for using the unit-of-production method, based on estimated proven reserves. Costs are estimated by the Company's engineers based on current regulations, costs, technology and industry standards. The annual charges and the related accumulated provision are recorded as a long term liability. Site removal and restoration expenditures are charged to the accumulated provision account as incurred.

h) Joint Interest Operations

Substantially, all of the Company's petroleum and natural gas exploration and production activities are conducted jointly with other and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

i) Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company retroactively adopted a new standard for calculation and disclosure of earnings per share, effective January 1, 2002. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2002 and 2001 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

j) Stock Based Compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 – "Stock Based Compensation and Other Stock Based Payments", which recommends the fair value based method for measuring compensation costs. The new section also permits the use of the intrinsic value based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value based method for employees' awards. Any consideration paid by the option holders to purchase shares is credited to share capital. The adoption of this accounting policy has no effect on the financial statements of either the current period or prior periods presented.

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

7. SHARE CAPITAL (Continued)

As at December 31, 2002, the following stock options were outstanding:

OUTSTANDING OPTIONS			EXERCISABLE OPTIONS	
NUMBER	REMAINING CONTRACTUAL LIFE	EXERCISE PRICE	NUMBER	EXERCISE PRICE
250,000	1.75 years	$ 0.10	-	$ -

8. INCOME TAX

	2002	2001
Statutory rate	**40%**	42%
Loss for the year	**$ (185,272)**	$ (211,562)
Provision for income taxes based on combined federal and provincial tax rates	**$ (76,943)**	$ (88,856)
Increase resulting from:		
Crown royalties, net of ARTC	**$ 11,947**	$ -
Resource allowance	**$ (3,900)**	$ -
Non-deductible other items	**$ 23,379**	$ (13,611)
Change in valuation allowance	**$ 41,267**	$ 102,467
Decrease in future income tax liability	**$ (4,250)**	$ -

The components of future income taxes at December 31, 2002 comprise:

Future tax liabilities	
Capital assets	$ 181,600
Future tax assets	
Non-capital loss	$ 273,252
Valuation allowance	(273,252)
	$ -

The Company has available tax losses of $683,131 which may be offset against future Canadian taxable income. These losses commence to expire in 2006.

9. RELATED PARTY TRANSACTIONS

Amounts due to a director of $84,779 (2001 - $6,000), are without specific terms of repayment and are non-interest bearing. The Company has incurred $51,000 (2001 - $52,000) in charges for office facilities and administrative services from a director.